

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2011

Via E-mail
Mr. Martin H. Singer
Chief Executive Officer
PCTEL, Inc.
471 Brighton Drive,
Bloomingdale, IL 60108

      Re: **PCTEL, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed March 16, 2011

              Form 10-Q for the Quarterly Period Ended March 31, 2011
              Filed May 10, 2011
              File No. 000-27115

Dear Mr. Singer:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010
Management Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Estimates – Valuation Allowances for Deferred Tax Assets, page 25

1.   We note that you only have a valuation allowance of $0.7 million against your deferred tax assets and note that you had reversed valuation allowances in 2008 based on forecasted income. Given losses in the current period, please tell us why you believe it is appropriate to not have a valuation allowance against your deferred tax assets.

2.   Also please expand your disclosures to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full allowance against the asset.

Form 10-Q for the quarter ended March 31, 2011
Notes to the condensed consolidated financial statements

Note 4 - PCTEL Secure, page 11

3.   We note that you recorded $3.1 million of compensation expense for share based payments to nonemployees for the two contractors of PCTEL Secure. To help us understand your accounting tell us details about the terms of the "equity instruments" and the bonus agreements entered with the two contractors including but not limited to the nature of the performance conditions and the disincentives for non performance. Further identify the two contractors or key contributors and tell us whether they are officers in the joint venture. Also tell us about any relationship between the contractors and the founders of the joint venture.

4.   We note that the initial capitalization of the joint venture include $1.1 million of in-process research and development. Tell us the nature of the in-process research and development and how you determined its fair value at the time of the JV formation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French

Larry Spirgel
Assistant Director